May 2, 2013

VIA E-MAILAND EDGAR

Dominic Minore, Esq.

Kevin Rupert, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Saratoga Investment Corp.
Registration Statement on Form N-2
File No. 333-186323

Dear Mr. Minore and Mr. Rupert:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on a telephone call with you on May 1, 2013 regarding the Company’s registration statement on Form N-2, which was initially filed with the SEC on January 30, 2013 (the “Registration Statement”).  The Staff’s comment is set forth below and is followed by the Company’s response.

1.              Comment:  With respect to the disclosure under the heading “Recent Developments” beginning on page 7 of the prospectus, please revise the disclosure to indicate that the original investment in Elyria Foundry Company, LLC (“Elyria Foundry”) matured in March 2013 and also the most recently determined fair value of the investment and the expected fair value of the new investment in Elyria Foundry subsequent to the consummation of the transaction described thereunder.  Please also define “PIK” and explain the significance of PIK.

Response:

The Company has revised the disclosure on page 7 of the prospectus as requested.

2.              Comment:  We note that the original investment in the Elyria Foundry senior secured notes matured in March 2013.  Please supplementally confirm whether  the Company received any repayment of the outstanding balance due at maturity.  Please also explain supplementally whether the Company paid an income incentive fee on the accrued and unpaid PIK and cash interest due under the investment.  Please also explain supplementally whether the investment in Elyria Foundry has been placed on non-accrual status and when the Company first learned that Elyria Foundry would not pay the balance owed under its senior secured notes at maturity.

Response:

The lender group, of which the Company is a part, began negotiating the restructuring of Elyria Foundry’s debt approximately nine months ago.  In light of the fact that the Company expected to be paid in full on its investment in Elyria Foundry, the investment in the Elyria Foundry senior secured notes was not placed on nonaccrual status and, as a result, the Company paid an income incentive fee on the unpaid but accrued PIK and cash interest through the quarter ended November 30, 2012.  During early 2013 and as part of the restructuring negotiations, the Company learned that it would not receive any payment from Elyria Foundry on or before the maturity date.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc: Stephani M. Hildebrandt